UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month ended July 2024

Commission File No. 001-41493

LICHEN CHINA LIMITED

(Translation of registrant’s name into English)

15th Floor, Xingang Square, Hubin North Road,

Siming District, Xiamen City,

Fujian Province, China, 361013

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Entry into Share Purchase Agreements

On March 9, 2023, Lichen China Limited (the “Company”) entered into a Share Purchase Agreement (the “Original Share Purchase Agreement”) by and among Zisu Zhou, a People’s Republic of China national (the “Seller”), Bondly Enterprises Limited, a proprietary company registered in Hong Kong (the “Target”). The Target is engaged in professional education business.

On July 12, 2024, the Company entered into a Supplemental Share Purchase Agreement (the “Supplemental Share Purchase Agreement”, together with the Original Share Purchase Agreement, the “Share Purchase Agreements”) by and among the Seller and the Target. Pursuant to the Supplemental Share Purchase Agreement, the Seller will be selling, and the Company will be purchasing, 60% of the equity interest of the Target at the total purchase price of US$8,000,000. The Securities Purchase Agreements and the transaction contemplated thereby, have been approved by the Company’s board of directors.

The Company has paid an initial deposit of $3,000,000 upon execution of the Original Share Purchase Agreement. On July 17, 2024, the Company completed the payment of remaining balance of $5,000,000. The transaction then has been closed.

The foregoing description of the Securities Purchase Agreements is qualified in its entirety by reference to the full text of the Share Purchase Agreement and Supplemental Share Purchase Agreement, which are filed as Exhibit 10.1 and Exhibit 10.2 to this Form 6-K respectively and is incorporated herein by reference.

This current report on form 6-K is incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-277230).

EXHIBIT INDEX

Exhibit No.	Description
10.1	Share Purchase Agreement
10.2	Supplemental Share Purchase Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Lichen China Limited

Date: July 18, 2024	By:	/s/ Ya Li
	Name:	Ya Li
	Title	Chief Executive Officer

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